December 20, 2005

BY EDGAR

United States

Securities and Exchange Commission

Washington, DC

20549

Attention:

Larry Spirgel, Assistant Director

Dear Sirs:

Re:

Paramount Gold Mining Corp. Form 10-SB File No. 0-51600

We are writing to provide our responses to your comment letter dated December 1, 2005, as received by us December 7, 2005.  We have organized our responses following the same numerical sequence as set out in your December 1, 2005 letter.  We also enclose our amended Form 10-SB incorporating these revisions and further changes we have made to update or improve our disclosure.

General

1.

Please see Form 10-SB and include “Securities to be registered pursuant to Section 12(g) of the Act” on the cover page.

We have updated the disclosure as requested and amended accordingly.

2.

Please note that the Form 10-SB goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  We note that you have begun periodic reports even though your registration statement has not yet been declared effective.  Please tell us in your response letter why you have begun reporting.  Furthermore, until your registration becomes effective, it should be updated to reflect required financial information.  In this regard, update the Form 10-SB to reflect your first fiscal quarter of 2006.

We confirm that our registration statement has not yet been declared effective however, we have begun reporting in order to provide full disclosure on an ongoing basis and for no other purpose.  Please see our updated Form 10-SB with inclusive financial disclosure including first fiscal quarter of 2006.

3.

Update your filing to reflect current events. We note that several important                                        dates in your company’s development and financing have come and gone.

Please see the further disclosure which has been provided as requested.  In particular, updated disclosure on the option agreement with Sydney Resource Corporation is on page 6, an update on the Linda property is on page 7 and an update on the status of our financing is on pages 22, 24 and 39.

Part I, page 3

4.

 We note your reliance on the statutory safe harbor from liability for forward-looking statements.  However, your reliance is in appropriate because you are not a reporting company under Section 12(g) of the Exchange Act and your stock is considered a penny stock. Please revise to remove the reference to the statutory safe Harbor.

Please see the revised disclosure as requested on page 3 of the Form 10-SB.  We have removed the reference to the statutory safe harbor in Part 1, page 3, however we have retained the reference to forward looking statements as set out within the meaning of Section 27A of the Securities Act of 1933, due to the nature of certain forward looking statements within our Form 10SB and to ensure adequate understanding of the nature of the statements by the reader.

Item 1. Description of Business

5.

We note your risk factor disclosure that your directors and management are also directors and /or senior management and /or significant shareholders of the other companies, including companies that are involved in the natural resources. Please disclose how much time Mr. Crupi and Mr. Reed intend to devote to your business and disclose their affiliation with other natural resources companies.

We have updated the disclosure as requested throughout our Form 10-SB.  In particular, we have disclosed the amount of time Mr. Crupi and Mr. Reed intend to devote to Company activities on page 4 of the amended Form 10-SB.   Their affiliation with other natural resource companies is also disclosed on page 4.

6.

Early in the section, you should indicate that you are an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See industry Guide 7(a) (4).

Please see the further disclosure which has been provided as requested with particular reference to page 4 of our amended Form 10-SB.

7.

You state that you are a “development stage company” which is a phrase commonly used in financial statements in other industries. Under Industry Guide 7, mineral exploration companies may not call themselves “development stage companies.” See http://www.swc.gov/divisions/corpfin/guidance/cfactfaq.htm under section F (10) titled “Issues in the Extractive Industry.

We have revised our disclosure throughout the amended Form 10-SB removing reference to our Company as a “development stage company”.

8.

Rewrite this section to state clearly and simply what you do and the current state of your business operations. In this regard, please consider the following:

•

Please clarify that status of your business operations with regard to the San Miguel group of properties. For example, we note your disclosure that “the 2007 expenditure will be dependent upon the Company’s ability to generate satisfactory drill results from activities in 2005 and 2006  and its ability to secure sufficient funding. It does not appear that you have been conducting drilling operations in 2005. Please revise to disclose what activities you have been conduction with regard to this property. In this regard, please clarify how you are able to conduct your operations without any employees. Also, please disclose the amount of revenues you would be entitled to if  you are able to spend an additional $ 1 million on exploration and drilling within 18 months of signing the agreement and become the operator of the San Miguel property and clarify whether you will own the San Miguel group of properties.

•

Are you focusing on locating specific types of mineral deposits? Please clarify;

•

We note your detailed disclosure regarding the Sydney Resources Corporation letter of intent, however, we note in Note 6 of your Form 10-QSB for the quarter ended September 30, 2005 that this letter of intent has been terminated. Accordingly, please remove your detailed disclosure regarding this property from your Form 10-QSB for the quarter ended September 30, 2005 that this letter of intent has been terminated. Accordingly, please remove your detailed disclosure regarding this property from your Form 10-SB. You can simply state that you entered into this letter of intent but that it is terminated.

•

We note your disclosure concerning the Minera property. Please similarly clarify the status of you activities with regard to this property. For example, have you commenced work on the geological and geophysical surveys? If so, what were the results? Please also disclose how much you expect each phase of the exploration to cost and please disclose when you expect to generate revenue from this property.

Please see the updated disclosure which has been provided as requested.  As indicated in the updated disclosure the following issues have been addressed:

•

The expanded details on San Miguel are included on pages 4,5 and 14.

•

the Sydney Resource Corporation letter of intent was terminated details of which are set out on page 6 of our amended Form 10-SB.

•

disclosure with respect to the Minera property has been revised in our amended Form 10-SB to include the requested disclosure (Please see Pages 5,6,7 and 19 ).

9.

Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to process with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if you have a commercially biable mineral deposit, a reserve.

We have detailed the phased-in nature of the exploration process for both the San Miguel project (page 5 and 23) and the Linda project (page 6 and 24).

10.

Insert a small-scale map showing the location and access to your property. Note that SEC’s EDGAR program now accepts digital maps; so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations with the document to GIF or JPG files, which will allow the figures and /or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need additional assistance, please call Filer Support at 202-942-8900.

We have provided a link to a map of San Miguel on page 4, and a map of the Linda property on page 6.

11.

 As a general checklist, for your properties, provide the disclosures required by Industry Guide 7 (b). In particular, provide:

•

The location and means of access to the property,

•

Any conditions that you must meet in order to obtain or retain title to the property.

•

A brief description of the rock formation and the mineralization of the existing or potential economic significance on the property.

•

A description on the present condition of the property.

•

A description of any work completed on the property.

•

A description of equipment and other infrastructure facilities.

•

The current state of exploration of the property.

•

The total cost of your property incurred to date and planned future costs.

•

The source of power that can be utilized at the property.

•

If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the internet at

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

We have reviewed Industry Guide 7 (b) sections #1-5 and have included appropriate information for San Miguel and for Linda under “Description of Business, pages, 4,5 and 6 and under “Project Descriptions” starting on page 14.

12.

Please provide a discussion of the competitive factors in your industry in accordance with item 101 (b)(4) of Regulation S-B.

We have discussed the competitive nature of our business on the top of page 7 of our amended Form 10-SB.

Project Description

13.

Please explain the significance to investors of the samples and other data that you reference.

As requested, we have explained the significance to investors of the results of our initial work program at San Miguel on page 19 and for Linda on page 20.

14.

Your statement that Yoquivo property “has many features in common with Gammon lake’s nearby Ocampo District and virgin Ocampo-like targets are viable exploration targets in the system” Explain what about the system lead you to believe they are “viable exploration targets.”

Our current disclosure on amended Form 10-SB indicates the termination of our option agreement on the Yoquivo property, as disclosed on page 6.

Regulation

15.

Please expand this section to explain the regulations and how they specifically impact your business. For example, please disclose the license and permits that are required to operate your business and what is involved in receiving them.

We have set out specific permitting requirements for San Miguel on page 21, and for Linda on page 21 with particular emphasis on the affect on such regulation on our business.

Number of Employees

16.

Please disclose how many employees and contractors you plan to hire and disclose when you plan to hire them. Please also disclose the terms of the consulting agreements with Mr. Crupi and Mr. Reed. Please clarify whether they devote full time to Paramount Mining.

On a going forward basis, we have disclosed the number of contractors and consultants we require, and plan to hire, on page 21.

17.

We note your statement that you have enough operating capital to fund operations to “the end of 2005.” Clarify that this reference is to the calendar year and not to the fiscal year. Furthermore, reconcile your later statement in your risk factors section that the company only had sufficient capital to undertake planned operations and exploration projects “during Fiscal 2005”

We have clarified the status of our capital situation, and reconciled our statement under risk factors that we have sufficient capital to undertake planned operations and exploration projects “during Fiscal 2005”.

Available Information

18.

Please revise the address of the SEC’s public reference room to reflect our new location, 100 F Street, N.E., Washington, DC. 20549.

The address for the SEC has been changed.

Management’s Discussion and Analysis or Plan of Operation

19.

Expand this section to explain why you are becoming a public company. Is the primary purpose to create a market in the company’s securities or to enhance your ability to raise financing?

We discuss on page 23 why Paramount has elected to become a public company.

20.

 The discussion of your planned operations is vague. Clearly discuss your specific plan of operation for the next twelve months. See Item 303(a) of regulation S-B. Provide management’s assessment of the likelihood that these elements that are particularly significant or critical to overcoming your present financial difficulties. In addition, we note your list of estimated cost for the 12-month work program on the San Miguel Groupings, however, please provide a discussion on your 12- month work program so that investors understand your specific plans for the next twelve months. For example, if there is a phased program planned, briefly outline all phases. Please also clarify how the exploration program will be funded. Please clearly disclose your expected timing, such as when you expect to begin drilling.

We have updated our disclosure to discuss, in detail, our planned operations for the next 12 months on page 23 under the section “Management’s Discussion and Analysis or Plan of Operation”.

Linda Property, Peru

21.

We note that your objective was to complete due diligence by the middle of

November. Please disclose the results of your due diligence and any specific plans you have regarding this property in the next twelve months.

We have provided a complete update on the status of the Linda property, including the results of our due diligence and our plans for the property in the next 12 months on page 7.

Liquidity

22.

Please revise to discuss both short-term and long term liquidity. We note your disclosure that you believe that your financing of $750,000 shall be sufficient to fund operations for the remainder of the current calendar year ending December 31, 2005,” however, please revise to clarify which of the payment you expect to make in the next twelve months and disclose your expected source of funds for such expenditures. For example, how will you fund the $1 million under your 12-month work program? Also, we note your disclosure regarding the Linda property and the requirement to complete a 2000 drill program within 12 months of signing a definitive agreement. Please quantify how much you expect to spend to fund this drilling. In light of your significant exploration commitments and various property payments to your San Miguel and Linda joint ventures, clearly explain to readers how you plan to meet these commitments and payment when they come due. Refer to Item 303 of Regulation S-B.

We have expanded our short-term and long-term liquidity issues on page 24 of our amended Form 10-SB.

23.

Disclose any costs you expect to have in the next 12 months. For example, please quantify your expected costs of operating a public company.

Please see our disclosure on page 25 with respect to the costs we expect to incur in the next 12 months, including the costs of operating as a public company.

Capital Expenditures and Commitments

24.

Please disclose the details of your compensation arrangements with your officers and directors and their impact on your financial statements in this section. Refer to Item 303 of Regulation S-B.

We disclose on page 25 the details of our compensation arrangements with our officers and directors, and their impact on our financial statements.

Risk Factors

25.

Please disclose at the forefront of this section that you have had no revenues, you have no employees and your auditors have expressed substantial doubt about your ability to continue as a going concern.

We disclose at the beginning of this section that we have had no revenues, have no employees and that our auditors have expressed substantial doubt about our ability to continue as a going concern.

26.

Add a risk factor to the forefront of this section that addresses the fact that the probability of an individual prospect ever having “reserves” that meet the requirements of Industry Guide 7 is extremely remote, in all probability your properties do not contain any reserves, and any funds spent on exploration will probably be lost.

We have added a risk factor at the forefront of this section that addresses the probability of one of our properties ever having ‘reserves’ that meet Industry Guide 7 is extremely remote, and in all probability do not contain any reserves, and that any funds spent on exploration will probably be lost.

27.

 In your risk factors entitled “The market for the Company’s common stock…” and “The Company and operations are subject to the further risks…”, you tend to focus on aspects such as price of metals, the volatility of commodity prices, and then environmental risks associated with mining activities, which that relate to projects in the “mining stage” as defined by Industry Gulde 7. Rather than including discussions related to mining operations that will not apply to you unless and until you have an operating mine, include in one new risk factor a concise discussion that makes clear that you have no ongoing mining operations of any kind. And then briefly discuss risk that would apply if you ever commenced actual mining operations. However, if your business approach does not include entry into the mine management business, please delete any risk factor or other disclosure that could suggest otherwise.

We have included one new risk factor on page 28 that makes clear we have no operating mine of any kind and that it is not our objective to enter the mine management business.

The Company is dependent upon key management employees

28.

Please clarify that your two officers and directors are only affiliated with your company under consulting agreements. Also, it is unclear whether Mr. Crupi has any experience operating a public company. Please address, if applicable, your officers’ lack of experience in managing a public mining company.

We have clarified on page 27 that our two officers and directors are under consulting agreements, only work part-time and have no prior experience operating a public company.

Management and directors are associated with other resource companies

29.

Rather than refer to your “directors and senior management”, please refer to Mr. Crupi and Mr. Reed. Please identify the companies they are affiliated with and disclose the amount of time they devote to Paramount. In this regard, we note that Mr. Reed is entitled to receive $300 per day for each day he works in a given month in excess of ten days. Please highlight the risks associated with your two officers trying to develop the company’s fledgling business and managing the reporting requirements of a public company while only working part-time.

As requested, throughout our amended Form 10-SB, we refer to our “directors and senior management” as Mr. Crupi and Mr. Reed.  Further, we have disclosed, in particular on page 27 the amount of time Mr. Reed and Mr. Crupi have committed to spend on Paramount business and their commitments to other mining companies. We also disclose how we plan to operate a public company given the part-time nature of Mr. Reed and Mr. Crupi’s commitment.

The market for the Company’s common stock

30.

Please disclose that your stock is traded on the pink sheets and disclose that an active market has not yet commenced as you disclose in Part II, Item 1 of your Form 10-SB.

We have updated our disclosure on page 28 of our amended Form 10-SB to indicate that we are traded on the pink sheets and that an active market has not yet commenced for our stock.

The Company has a history of losses

31.

Please disclose your net losses and your lack of revenue. Indicate the earliest possible date that your company could possibly start producing revenues.

We have provided disclosure on page 28 that we have net losses to-date, that we have no revenues to-date, and that we do not expect to have revenues for at least 2 years.

Broker-Dealers may be discouraged

32.

Please specifically disclose that your stock is deemed a “penny stock”.

We have specifically disclosed on page 29 that we are a “penny stock”.

The Company’s ability to manage its future growth

33.

Please describe the specific challenges and associated risks that you face in managing your growth.

We describe on page 30 the specific challenges and associated risks that we face in managing our growth.

Item 5. Directors and Executive Officers, Promoters and Control Persons

34.

Please review your Form 10-SB to provide disclosure required by Item 401 (e) of Regulation S-B

We have revised our Form 10SB to provide disclosure as required by Item 401 (e) of Regulation S-B on the top of page 32 regarding the audit committee.

Item 6. Executive Compensation

35.

As currently formatted, your executive compensation table and other tables are unreadable. Please re-format these tables.

The tables have been re-formatted.

Item 7. Certain Relationships and Related Transactions

36.

Please disclose how the terms of the issuance of stock to each of Mr. Crupi and Mr. Reed were determined.

Please see the further disclosure which has been requested on pages 37 and 38 of the amended Form 10-SB, setting out how the terms of issuance of stock for Mr. Crupi and Mr. Reed were determined.

Item 4. Recent Sale of Unregistered Securities

37.

We note your disclosure that there have been no recent sales of unregistered securities by the company, however, you disclose your Rule 504 private placement and your Regulation S private placement that closed on October 12, 2005. Accordingly, please revise to provide the disclosure required by Item 701 of Regulation S-B under Part II, Item 4 of Form 10-SB. In this regard, in your response letter, please provide your analysis for each private placement addressing why you believe you have a valid exemption from registration.

We note the entry made in error in our previous disclosure and have revised the disclosure under section “Recent Sales of Unregistered Securities” as required by Item 701 of Regulation S-B under Part II, Item 4 of Form 10-SB.  Please see the appropriate disclosure under Part II, Item 4 in our amended Form 10-SB.  The private placement of June 25, 2005 was carried out in reliance of Rule 504 of Regulation D of the Securities Act of 1933 and was available only to Accredited Investors to provide for exemption from registration.  Further, the private placements of October 12, 2005 and December 12, 2005 were carried out in reliance of Regulation S of the Securities Act of 1933 and were made available only to Accredited, non-US residents to provide for exemption from registration.

Financial Statements and Notes

General

38.

We note you entered into an agreement to acquire up to 70% equity interest in San Miguel group of properties. Please provide audited financial statements related to this probable transaction pursuant to Item 310 (c ) of Regulation S-B or advise us why they are not required. Similarly, provide audited financial statements related to the Linda property acquisition in the next amendment to Form 10-SB, as appropriate.

We understand that Item 310 (c) of Regulation S-B applies to the acquisition of business interests. We would like to point out that we did not enter any agreements to acquire ongoing businesses. We simply entered into option agreements on certain resource properties whereby we can earn our interest by paying cash and undertaking a certain dollar amount of exploration activity as defined in our agreements and presented in the financial statements and Form 10SB. The San Miguel Group of properties and the Linda property acquisition are simply claims that we have an option to acquire and explore. No financial statements audited or otherwise, are available for these properties.

39.

Refer to Note 3. Capital stock in your Form 10-QSB for the period ended September 30, 2005. We note the return of treasury stock of 61,660000 on September 30, 2005. Tell us in your response letter the facts and circumstances behind the return.

During the formation of our corporate structure it was anticipated that Paramount would conduct a portion of its business objectives through the acquisition of a number of mining projects utilizing the Company’s capital stock.  As such, a certain number of shares were issued out of treasury to be used for the acquisition of such properties.  However, as we entered into negotiations on a number of properties, it became clear that only cash payments would be accepted as forms of payment for acquisition. Therefore, it was determined that the Company did not require all of the issued shares to undertake its acquisition program, and as such, it was appropriate to return the surplus shares to treasury.

Note 5. Subsequent Events

40.

Tell us in your response letter and disclose your accounting for the issuance of the restricted common shares to Christopher Crupi and Charles William Reed. Refer to SFAS 123R.

Pursuant to FASB 123R the Company may account for the issuance of the restricted stock to both Mr. Crupi and Mr. Reed based on the fair value of the services rendered by the two individuals or the fair value of the stock issued, using whichever is more readily measurable. Since there is no readily determinable market for the stock of the Company, the issuance of the shares may be recorded based on an estimate of the cost of the services to be performed by the two key consultants over the life of the consulting contract.

However, the shares issued to Mr. Crupi and Mr. Reed were to compensate them for their assistance with the creation of the Company. For this service they would receive shares as compensation at a deemed value of $0.001 per share or $3,550. However, in July 2005 when the shares were issued the two individuals deposited funds in the Company to pay for the shares. The Company may still decide to reimburse these two founders for the funds they advanced to pay for the shares. At that time it will be decided if a compensation expense will be recorded, as it is, to the extent they paid for the shares. Due to the immateriality of the amounts involved, the two principals have not indicated whether they will take the shares as services or for funds paid. This issue is expected to be resolved before the issuance of the next quarters’ financial statements.

Statement From the Company

Paramount Gold Mining Corp. acknowledges that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing response letter and amended Form 10-SB is satisfactory.

Yours truly,

/S/ Chris Crupi

Christopher Crupi, CA

President